Exhibit 99.1

Original “Shark” and Iconic Entrepreneur Kevin Harrington Joins FSD Pharma Advisory Board

  Harrington to provide strategic guidance on FSD Pharma’s pipeline including recently announced alcohol misuse R&D program

TORONTO--(BUSINESS WIRE)--February 28, 2023--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders, today announced that iconic entrepreneur Kevin Harrington has joined the Company’s Advisory Board.

Mr. Harrington is world renowned as the inventor of the informercial, pioneer of the “As Seen on TV” brand, and one of the original “sharks” on the hit ABC show “Shark Tank.” He has launched more than 20 businesses that have each grown sales in excess of $100 million as part of a career that has introduced 1,000+ products generating over $6 billion in global sales. His business experience spans the globe, including opening distribution outlets in over 100 countries.

“Kevin has always been a visionary at the forefront of the dynamic marketing space, proving over decades the tremendous value he brings to companies he becomes involved with by sharing his branding expertise, network, and business insight,” said Zeeshan Saeed, FSD Pharma’s President and Co-Executive Chairman. “We welcome him to our Advisory Board and look forward to working with him strategically on our R&D programs and product development.”

“Throughout my career, my investments have the common thread of ground-floor opportunities in research and development of products that I believe can be transformational, whether it be a beverage, kitchen utensil, or, in the case of FSD Pharma, a strong pipeline of therapeutics, which include potential products that may provide significant help in alcohol misuse cases,” said Mr. Harrington. “We have all seen the detrimental effects associated with irresponsible use of alcohol. It is an area ripe for innovation and I welcome the opportunity to participate in FSD Pharma’s goal to make important societal impact, particularly in that area.”

A best-selling author, influencer, and venerable marketing expert frequently featured and quoted in leading media outlets, Mr. Harrington co-founded the Entrepreneurs’ Organization, a peer-to-peer network of more than 17,000 diverse business leaders with 220 chapters in over 60 countries. Mr. Harrington will be working to open up his vast rolodex to expand the reach of the company and brands within, including both beverage industry and general business connections. The company and Mr. Harrington also plan to expand the high-powered Advisory Board for the Company, by bringing in other high profile business minds.

FSD also announces the grant of stock options to certain employees of the Company to purchase up to an aggregate of 500,000 Class B subordinate voting shares in accordance with the Company’s stock option plan. The options are exercisable at a price of C$2.45 per share and will expire three years from the date of grant. FSD has agreed to issue common share purchase warrants to purchase 1,000,000 shares of the Company. The warrants will expire 24 months after the vesting criteria has been met with an exercise price ranging from $1.75 USD to $8.00 USD.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc., a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, FSD201, a proprietary ultra-micronized PEA formulation, for the treatment of inflammatory diseases. Lucid Psychss Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-Psych and Lucid-MS. Lucid-Psych is a molecular compound identified for the potential treatment of mental health disorders, and expanding this category, the Company is investigating other products addressing acute medical needs due to the abuse of drugs such as alcohol. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com